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                              June 13, 2022

       Feng Zhou
       Chief Executive Officer
       Youdao, Inc.
       No. 399, Wangshang Road
       Binjiang District, Hangzhou 310051
       People   s Republic of China

                                                        Re: Youdao, Inc.
                                                            Form 20-F for the
Year Ended December 31, 2020
                                                            Filed April 28,
2021
                                                            Correspondence
submitted March, 29, 2022
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed April 28,
2022
                                                            File No. 001-39087

       Dear Dr. Zhou:

              We have reviewed your May 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 26, 2022 letter.

       Correspondence dated May 9, 2022

       Item 3. Key Information, page 1

   1. We note your revised disclosure that you have been "advised by [y]our PRC legal counsel," that you are
not required to obtain any permission from or complete any filing with CSRC or go through
a cybersecurity review by the CAC to conduct a security
                                                        offering or maintain
our listing status on the NYSE, however, this is not the same as an opinion. Revise to
clarify, if true, that you have not obtained an opinion of counsel as to these matters.
 Feng Zhou
FirstName  LastNameFeng Zhou
Youdao, Inc.
Comapany
June       NameYoudao, Inc.
     13, 2022
June 13,
Page 2 2022 Page 2
FirstName LastName
2. On page 7, disclose that trading in your securities may be prohibited under the Holding
         Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
3. Affirmatively state, as you do with respect to the requisite licenses and permits to conduct operations in China, that you have obtained the requisite licenses and permits from the
         PRC government authorities that are necessary to offer the securities being registered to foreign investors, if true.
Item 3D. Risk Factors, page 7

4. We note your response to comment 5. Elaborate upon the consultation with competent government authorities made by your PRC counsel to provide the basis for the conclusion that they made that you are not required to go through a cybersecurity review by the
         CAC. This comment also applies to the disclosure you provide on pages 2 and 67, which speaks to your disclosure that you are not required to obtain any permission from or complete any filing with the CSRC to conduct a security offering or maintain our listing status on the NYSE, which is also based upon PRC counsel advice.
5. Ensure that each risk factor you reference here provides a cross-reference to the header and page number of the associated risk factor discussed later in your annual report.
General

6. We note your disclosure throughout the annual report that the Cayman Islands holding company exerts "effective control" or "control" over the VIEs. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the
         VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under
         U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.
 Feng Zhou
Youdao, Inc.
June 13, 2022
Page 3

       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameFeng Zhou                              Sincerely,
Comapany NameYoudao, Inc.
                                                         Division of
Corporation Finance
June 13, 2022 Page 3                                     Office of Trade &
Services
FirstName LastName